UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-226006).

On October 4, 2017, Materialise NV (“Materialise”) acquired ACTech Holding Gmbh, ACTech Gmbh and ACTech North America Inc. (collectively, “ACTech”), pursuant to a Share and Loan Purchase and Transfer Agreement, dated October 4, 2017, among Materialise, Materialise GmbH and the sellers party thereto (the “ACTech Acquisition”).

This Report on Form 6-K is being filed to provide (i) the audited consolidated financial statements of ACTech as of December 31, 2017 and 2016 and January 1, 2016 and for the two years ended December 31, 2017 and 2016, and (ii) the unaudited pro forma condensed combined financial information of Materialise for the year ended December 31, 2017, which gives effect to the ACTech Acquisition, as if it had occurred on January 1, 2017.

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of BDO AG Wirtschaftsprüfungsgesellschaft, independent accountants

99.1	Audited Consolidated Financial Statements of ACTech Holding GmbH, for the years ended December 31, 2017 and 2016

99.2	Unaudited Pro Forma Condensed Combined Financial Information of Materialise NV, for the year ended December 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name: Wilfried Vancraen
Title: Chief Executive Officer

Date: July 3, 2018